March 5, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Beverly A. Singleton

Re:	Alabama Aircraft Industries, Inc.

Item 4.02 Form 8-K, filed February 28, 2008

File No.: 0-13829

Dear Ms. Singleton:

Filed herewith is an amendment to the above-mentioned Current Report on Form 8-K designed to be responsive to your comment letter dated March 3, 2008 (the “Comment Letter”). Specifically, in response to the Comment Letter, we have disclosed in the amended Form 8-K that an authorized officer of Alabama Aircraft Industries, Inc. (the “Company”) discussed the matters disclosed in the Form 8-K with the Company’s independent accountants, Grant Thornton, LLP.

Additionally, in connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 5, 2008

If you have any questions or comments regarding this response, please call the undersigned at (205) 510-4944.

Very truly yours,

Randall C. Shealy
Vice President – Finance and
Chief Financial Officer

cc:	Doris K. Sewell, Esq.